EXHIBIT 20.01

                                  Press Release
                        CELLEGY PHARMACEUTICALS COMPLETES
                             $10.1 MILLION FINANCING

South San Francisco, California, August 2, 1999 - Cellegy Pharmaceuticals, Inc. (NASDAQ: CLGY) announced the completion of a private placement of approximately
1.6 million shares of its common stock, resulting in $10.1 million of gross proceeds to the Company.

Participants in the financing included the Tisch Family Interests, Janus Global Life Sciences Fund, funds managed by GMT Capital Corp., and K. Michael Forrest, president and chief executive officer of Cellegy. Janus is a new investor in the Company; the other participants are increasing their current ownership positions. The transaction was self-managed by Cellegy.

"This financing gives us the ability to continue rapid development of our late-stage products," commented K. Michael Forrest. "We plan to achieve several milestones in the second half of the year, notably, completion of our multi-center Phase III clinical trial using Anogesic(R) for the treatment of anal fissures, and obtaining final data from a Phase II trial with our transdermal testosterone gel."

Cellegy Pharmaceuticals is engaged in the development of a new generation of prescription drugs and high performance cosmeceutical products based upon its patented topical and transdermal delivery technologies. The Company's lead prescription drug is Anogesic, a nitroglycerin-based product, which has been tested extensively as a treatment for anal fissures and hemorrhoids. Clinical studies published in the New England Journal of Medicine and The Lancet reported that use of nitroglycerin ointment promotes healing of chronic anal fissures, decreases pain and, in many cases, eliminates the need for surgery. Besides Anogesic, Cellegy is developing a transdermal testosterone gel for the treatment of male hypogonadism, a condition that can result in decreased energy and libido in men. Cellegy has also developed a line of high performance cosmeceutical products.

This press release contains certain forward-looking statements. Actual results relating particularly to ongoing clinical trials using Anogesic and the successful commercialization of this and other products may differ materially from those discussed above. For more information regarding financial results, including risk factors, refer to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, and Annual Report on Form 10-K for the year ended December 31, 1998.

The Company has scheduled a conference call for Wednesday, August 4th at 1:30 p.m. PDT to provide an update of recent events. You are welcome to participate by calling (800) 416-4607.

Company Contacts:          (650) 616-2200
                           www.cellegy.com
Richard Juelis                                       K. Michael Forrest
VP, Finance & CFO                                    President & CEO

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